Exhibit 99.6

BRIDGEPORT VENTURES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED

JULY 31, 2012

Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three Months Ended July 31, 2012
Dated – September 14, 2012

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Bridgeport Ventures Inc. (“Bridgeport” or the “Corporation”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the three months ended July 31, 2012. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited annual consolidated financial statements of the Corporation for the years ended April 30, 2012 and April 30, 2011, together with the notes thereto as well as the unaudited condensed consolidated interim financial statements for the three months ended July 31, 2012, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. The Corporation’s financial statements and the financial information contained in this MD&A are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS. Information contained herein is presented as at September 14, 2012, unless otherwise indicated.

As a result of ongoing review and possible amendments by interpretive guidance from the IASB and IFRIC, IFRS in effect at April 30, 2013, may differ from IFRS and interpretation statements applied in preparing the audited annual consolidated financial statements for the year ended April 30, 2012, and the unaudited condensed consolidated interim financial statements for the three months ended July 31, 2012 and 2011.

For the purposes of preparing this MD&A, management, in conjunction with the board of directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Corporation’s common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Corporation and its operations can be obtained from the offices of the Corporation or on SEDAR at www.sedar.com.

(Note – all references to “US” mean United States dollars).

Description of Business

The Corporation was incorporated pursuant to the Business Corporations Act (Ontario) on May 10, 2007. The principal office of the Corporation is located at 401 Bay Street, Suite 3101, Toronto, Ontario, M5H 2Y4.

The Corporation has one remaining subsidiary being Bridgeport Gold Inc. (“BPV Gold”), which exists under the laws of Nevada. The Corporation holds all of the issued and outstanding shares of BPV Gold. During the year ended April 30, 2012, the Corporation committed to a plan to pursue the sale of its subsidiary Rio Condor Resources S.A. ("Rio Condor") and discontinued this operation since it was no longer in accordance with the Corporation's commercial objectives. The Corporation sold the interests it owned in Rio Condor on March 31, 2012 for a cash consideration of $61,412. The Corporation recorded a gain on disposal of $59,657 in the consolidated financial statements as at April 30, 2012. Through Rio Condor, the Corporation held a project originally comprised of the properties known as the Rosario, Tamara, Soesmi, Trillador, Simonetta and certain other properties located in Chile.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three Months Ended July 31, 2012
Dated – September 14, 2012

The Corporation is a Canadian-based exploration and development company primarily focused on the acquisition, exploration and development of properties prospective for gold and copper. The Corporation currently holds an interest in ten predominantly gold prospective properties located in Nevada, USA (the “Acquired Nevada Properties”), which the Corporation acquired from certain subsidiaries of Fronteer Gold Inc. (“Fronteer”), and an additional 225 claims (the “Staked Nevada Claims”) contiguous to the Acquired Nevada Properties (the Staked Nevada Claims and together with the Acquired Nevada Properties, the “Nevada Portfolio”).

The Corporation is a reporting issuer or the equivalent under applicable securities legislation in every province in Canada, except Quebec, and in the United States. The common shares of the Corporation are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “BPV”. In addition, certain warrants of the Corporation trade on the TSX under the symbols “BPV.WT” and “BPV.WT.A”.

The Corporation has no revenues, so its ability to ensure continuing operations is dependent on its completing the acquisition of its mineral property interests, the discovery of economically recoverable reserves, confirmation of its interest in the underlying mineral claims, and its ability to obtain necessary financing to complete its exploration activities, development and future profitable production. In addition, the Corporation is also interested in acquiring a company which holds several precious metal purchase agreements with companies with low production costs, significant exploration upside, and strong management teams. The precious metal purchase agreements will provide the Corporation with strong cash inflows based on royalties from producing partners (See subheading “Proposed Transactions” below for further details).

Special Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking statements. Readers can identify these forward-looking statements by the use of words such as “expect”, “anticipate”, “estimate”, “believe”, “may”, “potential”, “intends”, “plans” and other similar expressions or statements that an action, event or result “may”, “could” or “should” be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Corporation’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the possibility that the Corporation may enter into partnerships in order to fully exploit the production potential of its exploration assets; (ii) the Corporation’s budget for fiscal 2013; (iii) the Corporation’s expectation that it has capital sufficient to fund its 2013 planned expenditures; (iv) the Corporation’s anticipation that its working capital is adequate for it to continue operations at the current level for the twelve month period ending July 31, 2013; (v) the Corporation’s expectation that it will find partners for its Nevada Portfolio to develop the project; (vi) the Corporation’s intention to concentrate on significant property acquisitions when the opportunity arises; (vii) the Corporation’s intent to spend $350,000 on the Nevada Portfolio to maintain its ownership rights in the project; (viii) the Corporation’s primary business objectives of staying within the mining sector and investing in business opportunities which include exploring and, if warranted, developing gold and copper-gold properties in the Americas; (ix) the Corporation’s interest in acquiring a company which holds several precious metal purchase agreements with companies with low production costs, significant exploration potential and strong management teams; (x) the Corporation’s belief that precious metal purchase agreements will provide the Corporation with strong cash inflows based on royalties from production from its new production partners; (xi) the Corporation’s intent to follow Dr. Matthew Gray’s recommendations with respect to the Nevada Portfolio should it move forward with the project; (xii) the Corporation’s plan to complete the proposed transaction with Premier Gold Mines Limited (“Premier Gold”); and (xiii) management’s belief that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote. The other factors that may cause actual results to differ include, among others, the following: capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Corporation’s future successes; the Corporation’s history of operating losses and uncertainty of future profitability; risks related to the Corporation’s ability to continue as a going concern; the Corporation’s status as an exploration stage corporation; the Corporation’s lack of mineral reserves; the risks associated with the Corporation’s reliance on a limited number of properties; the risks associated with the Corporation’s ability to complete the proposed transaction with Premier Gold; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits; risks associated with current variable economic conditions; the possible impact of future financings; the possibility for adverse results in potential litigation; risks related to potential undetected title defects; uncertainties associated with changes in government policy and regulation; the effectiveness of the Corporation’s management and its strategic relationships; risks associated with the Corporation’s ability to attract and retain key personnel and may have conflicts of interest; risks related to the fact that the Corporation’s officers do not devote all of their time to the Corporation’s business; uncertainties regarding the Corporation’s need for additional capital; uncertainties relating to the Corporation’s status as a non-U.S. corporation; uncertainties related to the volatility of the Corporation’s share price and trading volumes; risk associated with the Corporation’s shares being adversely affected by the penny stock rules; risks associated with investors’ ability to enforce civil liabilities under U.S. securities laws outside the United States; risks associated with the Corporation’s operations in the United States; risks related to global climate change; risks associated with the Corporation’s possible status as a “passive foreign investment corporation” under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; and other risks and uncertainties described under the heading “Risk Factors” of this MD&A.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three Months Ended July 31, 2012
Dated – September 14, 2012

Overall Performance

Highlights

  In light of the current market environment, Bridgeport has halted all early stage exploration activities in Nevada and has sold the interests it owned in Rio Condor with the objective of conserving cash. In addition, on August 7, 2012, Premier Gold and Bridgeport have signed a definitive agreement (the “Business Combination Agreement”) to enter into a business combination, pursuant to which Bridgeport will acquire Premier Gold’s wholly-owned subsidiary, Premier Royalty Corporation (“Premier Royalty”) by way of plan of arrangement pursuant to the Business Corporations Act (Ontario) (the “Business Combination”).

  During the three months ended July 31, 2012, the Corporation made termination payments in the amount of $274,208 pursuant to certain management and consulting contracts. Effective June 1, 2012, the Chief Executive Officer will commit a minimum 50% of her time towards her duties until the Business Combination is completed.
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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three Months Ended July 31, 2012
Dated – September 14, 2012

Financial

  As of the date of this MD&A, in light of the current market environment, Bridgeport has halted all early stage exploration activities in Nevada with the objective of conserving cash to support merger and acquisition opportunities, such as the Business Combination. The Corporation intends to spend $350,000 on the Nevada Portfolio to maintain its ownership rights in the projects. The budget is discretionary, subject to change if management decides to scale back operations or accelerate exploration based on the success or failure of future exploration programs. See “Mineral Exploration Properties” and “Liquidity and Financial Position” below.

  At July 31, 2012, the Corporation had mineral exploration properties at a carrying cost of $4,208,534 (April 30, 2012 - $4,208,534). See “Mineral Exploration Properties” below. During the year ended April 30, 2012, the Corporation terminated its interests in Chile and incurred a write- off of mineral property interests in the amount of $923,022. The Corporation will concentrate on significant property acquisitions when the opportunity arises.

  At July 31, 2012, the Corporation had working capital of $17,382,708 (April 30, 2012 – $17,898,055). The Corporation had $17,321,073 in cash and cash equivalents (“total cash”) (April 30, 2012 - $17,810,583). The decrease in total cash and working capital during the three months ended July 31, 2012, was primarily due to operating expenses.

Trends

Bridgeport has identified extreme volatility occurring in the financial markets as at the date hereof as a significant risk for the Corporation. As a result of the market turmoil, investors are moving away from assets they perceive as risky to those they perceive as safe. Companies like Bridgeport are considered risk assets and are highly speculative. The volatility in the markets and investor sentiment may make it difficult for Bridgeport to access the capital markets in order to raise the capital it will need to fund its current level of expenditures.

Mineral Exploration Properties

The Corporation’s exploration activities are at an early stage, and there are no known commercially exploitable deposits on any of its exploration properties, so any activities of the Corporation thereon will constitute exploratory searches for minerals. See “Risks and Uncertainties” below.

Description of Nevada Portfolio properties

On November 16, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties pursuant to an acquisition agreement amongst the Corporation, BPV Gold and Fronteer, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer (representing approximately 16% of the issued and outstanding common shares as of such date, prior to such issuance). The Corporation also acquired the Staked Nevada Claims.

The Nevada Portfolio is held by the Corporation’s wholly-owned subsidiary, BPV Gold. While the Nevada Portfolio is currently in the exploration phase, it is located in gold districts that have produced or are currently producing significant gold. The Nevada Portfolio consists of the properties listed in the table below, including both the 235 claims comprising the Acquired Nevada Properties and the 225 claims comprising the Staked Nevada Claims.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three Months Ended July 31, 2012
Dated – September 14, 2012

Name of property	Number of claims comprising	Location
	property
Acquired Nevada Properties

Blackrock	12	Lyon County, Nevada
Argentite	8	Esmeralda County, Nevada
Bellview	53 (1)	White Pine County, Nevada
Horsethief	18	Lincoln, Nevada
Hot Pot	36	Humboldt County, Nevada
Fri Gold	56	Nye County, Nevada
Columbia	8	Humboldt County, Nevada
Kobeh	37	Eureka County, Nevada
Ashby	3	Mineral County, Nevada
East Walker	4	Lyon County, Nevada

Staked Nevada Claims

Argentite	14 (2)	Esmeralda County, Nevada
Ashby	13	Mineral County, Nevada
Blackrock	8	Lyon County, Nevada
Horsethief	78	Lincoln, Nevada
Columbia	49	Humboldt County, Nevada
East Walker	18	Lyon County, Nevada
Bellview	45	White Pine County, Nevada

(1) Consisting of 10 claims known as the “Bellview Lease Claims” and 43 claims known as the “Bellview Project Claims”. BPV Gold holds a 50% leased interest in the Bellview Lease Claims and a 100% interest in the Belleview Project Claims.
(2) Includes partial claims and fractions.

The Corporation holds a 100% interest in the Nevada Portfolio (other than the Bellview Lease Claims, in respect of which BPV Gold holds a 50% leased interest), subject to (i) a 2% net smelter return royalty (“NSR”) retained by Fronteer with respect to the Blackrock, Argentite, Horsethief, Fri Gold, Columbia, Ashby and East Walker properties comprising, in part, the Acquired Nevada Properties; (ii) an aggregate 3% NSR held by Fronteer and certain other third parties with respect to the Bellview Project, Bellview Lease, Hot Pot and Kobeh properties comprising, in part, the Acquired Nevada Properties; and (iii) the Option Agreement between the Corporation and Orsa Ventures Corp. (“Orsa”) with respect to the Ashby Gold Property. As at July 31, 2012, Orsa has fulfilled its first year obligation by spending $150,000 on exploration expenditures on the Ashby Gold Property. In addition to the properties acquired from Fronteer, as at the date of this MD&A, Bridgeport has staked the 225 Staked Nevada Claims adjacent to the Acquired Nevada Properties.

Project Expenditures

Due to the suspension of exploration activities on Nevada Portfolio properties, no expenditures were incurred during the three months ended July 31, 2012.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three Months Ended July 31, 2012
Dated – September 14, 2012

Budget

The Corporation seeks to find partners for its Nevada Portfolio to develop the project.

In light of the current market environment, Bridgeport has halted all early stage exploration activities in Nevada with the objective of conserving cash to support merger and acquisition opportunities, such as the Business Combination. As a result, the Corporation’s budget of approximately $5 million for Nevada has been placed on hold. The Corporation intends to spend $350,000 on the Nevada Portfolio to maintain its ownership rights in the project. The budget of $350,000 is discretionary, subject to change if management decides to scale back operations or accelerate exploration. At the date of this MD&A, the Nevada Portfolio is in good standing.

Technical Information

All scientific and technical information contained in this MD&A related to the Bridgeport properties has been prepared by or under the supervision of Matthew D. Gray, Ph.D., C.P.G. #10688, an independent technical consultant to the Corporation and a “qualified person” within the meaning of National Instrument 43-101. Dr. Gray has verified the technical information related to the Bridgeport properties by means of site visits to the projects, personal review of technical data, and independent sampling.

For further details about certain of the Nevada Portfolio properties, please refer to the technical report entitled “Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview and Horsethief Gold Projects, Nevada, USA, Prepared for Bridgeport Ventures Inc.” dated November 26, 2010, as amended on December 7, 2010, prepared by Dr. Matthew D. Gray, a copy of which is available under the Corporation’s profile at www.sedar.com.

Overall Objective

The primary business objectives of the Corporation is to stay within the mining sector and invest in business opportunities which include exploring and, if warranted, developing gold and copper-gold properties in the Americas. In addition, the Corporation is also interested in acquiring a company which holds several precious metal purchase agreements with companies with low production costs, significant exploration upside, and strong management teams. The precious metal purchase agreements will provide the Corporation with strong cash inflows based on royalties from producing partners (See subheading “Proposed Transactions” below for further details).

Off-Balance-Sheet Arrangements

The Corporation does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition, including, without limitation, such considerations as liquidity, capital expenditures and capital resources that would be considered material to investors.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three Months Ended July 31, 2012
Dated – September 14, 2012

Selected Quarterly Information

A summary of selected information for each of the eight most recent quarters is as follows:

		Profit or loss
Three Months Ended	Total Revenue ($)	Total ($)	Per Share (Basic and Diluted) ($)	Total Assets ($)
2012-July 31	-	(314,281) (1)	(0.01)	21,706,004
2012-April 30	-	(5,669,404) (2)	(0.12)	22,220,877
2012-January 31	-	(543,874) (3)	(0.01)	27,826,594
2011-October 31	-	(404,452) (4)	(0.01)	28,265,581
2011-July 31	-	(1,768,532) (5)	(0.03)	28,780,331
2011-April 30	-	(3,698,899) (6)	(0.09)	31,100,444
2011-January 31	-	(1,597,560) (7)	(0.04)	34,153,839
2010-October 31	-	(1,406,830) (8)	(0.05)	13,082,968

Notes:

(1)

Net loss of $314,281 consisted primarily of share-based payments of ($209,996); write-off of equipment of $15,776; business development costs of $394,548; professional fees of $61,616; salaries and benefits of $30,831; reporting issuer costs of $37,423; and rent of $17,764. These amounts were offset by interest income of $59,754 and foreign exchange gain of $844.

(2)

Net loss of $5,669,404 consisted primarily of share-based payments of $88,861; business development costs of $380,105; professional fees of $8,960; salaries and benefits of $40,418; reporting issuer costs of $10,326; investor relations costs of $16,326; rent of $10,784; write-off of exploration property interests and related receivables of $5,255,948. These amounts were offset by interest income of $60,419 and foreign exchange gain of $126,485.

(3)

Net loss of $543,874 consisted primarily of share-based payments of $154,591; business development costs of $213,283; professional fees of $67,648; salaries and benefits of $37,722; reporting issuer costs of $15,683; investor relations costs of $28,814; rent of $29,691; write-off of equipment of $17,382; and write-off of exploration property interests and related receivables of $5,596. These amounts were offset by interest income of $49,428 and foreign exchange gain of $42,138.

(4)

Net loss of $404,452 consisted primarily of share-based payments of $108,397; business development costs of $131,204; professional fees of $87,530; salaries and benefits of $58,887; reporting issuer costs of $16,819; investor relations costs of $13,924; foreign exchange loss of $51,902 and write-off of exploration property interests and related receivables of $10,327. These amounts were offset by interest income of $75,665 and gain on sale of available-for-sale investment of $111,182. All other expenses related to general working capital purposes.

(5)

Net loss of $1,768,532 consisted primarily of share-based payments of $283,356; professional fees of $62,321; reporting issuer costs of $24,546; salaries and benefits of $142,124; business development costs of $6,047; foreign exchange loss of $98,250; and write-off of exploration property interests and related receivables of $1,074,572. These amounts were offset by interest income of $71,639. All other expenses related to general working capital purposes.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three Months Ended July 31, 2012
Dated – September 14, 2012

(6)

Net loss of $3,698,899 consisted primarily of share-based payments of $237,901; professional fees of $180,392; reporting issuer cost recovery of $38,373; salaries and benefits of $137,035; business development costs of $3,555; write-off of exploration property interests of $3,055,366; and deferred income tax expense of $10,000. These amounts were offset by interest income of $73,020 and foreign exchange gain of $55,516. All other expenses related to general working capital purposes.

(7)

Net loss of $1,597,560 consisted primarily of share-based payments of $464,096; professional fees of $321,938; reporting issuer costs of $106,730; salaries and benefits of $106,559; business development costs of $26,665; and write-off of exploration property interests of $511,954. These amounts were offset by interest income of $45,525, foreign exchange gain of $11,504 and deferred income tax recovery of $35,000. All other expenses related to general working capital purposes.

(8)

Net loss of $1,406,830 consisted primarily of share-based payments of $413,314; professional fees of $170,884; reporting issuer costs of $29,971; salaries and benefits of $44,067; business development costs of $79,894; and write-off of exploration property interests of $564,472. These amounts were offset by interest income of $19,535 and foreign exchange gain of $16,479. All other expenses related to general working capital purposes.

Results of Operations

Three months ended July 31, 2012, compared with three months ended July 31, 2011

The Corporation’s net loss totaled $314,281 for the three months ended July 31, 2012, with basic and diluted loss per share of $0.01. This compares with net loss of $1,768,532 with basic and diluted loss per share of $0.03 for the three months ended July 31, 2011. The decrease of $1,454,251 in net loss was principally because:

  The Corporation incurred a write-off of exploration property interests and related receivables of $1,074,572 related to operations in Chile during the three months ended July 31, 2011 compared to $nil during the three months ended July 31, 2012. The write-off of exploration property interests and related receivables related to operations in Chile were included in net loss from discontinued operations.

  The Corporation incurred a decrease in share-based payments of $493,352 for the three months ended July 31, 2012, compared to the three months ended July 31, 2011. The Corporation recorded a credit balance of $209,996 for the three months ended July 31, 2012 compared to $283,356 in the comparative period. Due to the expected expiry of all unexercised stock options on or before 90 days after the effective date of the Business Combination, the Corporation revised its estimate of stock option forfeiture rate, resulting in a net credit of $209,996 to share- based payments expense. Readers of the financial statements should be cautious about the valuation of stock-based compensation since it can affect net income (loss) significantly.

  During the three months ended July 31, 2012, no stock options were issued:

  Several variables are used when determining the value of stock options using the Black -Scholes valuation model:

  The expected term: the Corporation used the expected terms of five years, which is the maximum term ascribed to the stock options issued, for the purposes of calculating their value; the Corporation chose the maximum term because it is difficult to determine with any reasonable degree of accuracy when these stock options will be exercised.
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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three Months Ended July 31, 2012
Dated – September 14, 2012
  Volatility: the Corporation used historical information on the market price of a similar company to determine the degree of volatility at the date the stock options were granted. Therefore, depending on when the stock options are granted and the period of historical information examined, the degree of volatility can be different when calculating the value of different stock options.
  Risk-free interest rate: the Corporation used the interest rate available for government securities of an equivalent expected term at the date of the grant of the stock options. The risk-free interest rate will vary depending on the date of the grant of the stock options and their expected term.

  Dividend yield: the Corporation has not paid dividends in the past because it is in the exploration stage and has not yet earned any significant income. Also, the Corporation does not expect to pay dividends in the foreseeable future because it does not expect to bring its mineral properties into production and earn significant revenue in the foreseeable future. Therefore, a dividend rate of 0% was used for the purposes of the valuation of the stock options.

  The Corporation incurred professional fees of $61,616 for the three months ended July 31, 2012, compared to $48,572 during the three months ended July 31, 2011. The increase can be attributed to increased corporate activity requiring legal assistance.

  Administrative and general expenses decreased by $15,558 for the three months ended July 31, 2012, compared to the three months ended July 31, 2011, and consisted of administrative costs such as advertising and promotion, telephone, rent, travel, insurance, postage, support costs for the Nevada Portfolio and courier charges. The decrease can be attributed to more cost savings initiatives during the three months ended July 31, 2012 compared to the same period in the previous year.

  The Corporation incurred salaries and benefits costs of $30,831 for the three months ended July 31, 2012, compared to $142,124 for the three months ended July 31, 2011. The decrease can be attributed to lower employee costs to support the Nevada Portfolio paid by BPV Gold during the three months ended July 31, 2012, than the same period last year.

  The Corporation incurred a foreign exchange gain of $844 during the three months ended July 31, 2012 compared foreign exchange loss of $106,216 during the three months ended July 31, 2011. The decrease in foreign exchange loss can be attributed to transactions in the United States and the US dollar exchange rate fluctuations.

  The Corporation incurred an increase in business development fees of $388,501 for the three months ended July 31, 2012, compared to the three months ended July 31, 2011. These costs were incurred to develop the Corporation’s investor profile and business opportunities.

  The Corporation recorded a write-off of equipment of $15,776 during the three months ended July 31, 2012.

  All other expenses related to general working capital purposes.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three Months Ended July 31, 2012
Dated – September 14, 2012

Liquidity and Financial Position

The activities of the Corporation, principally the acquisition and exploration of properties that have the potential to contain precious and base metals and the direct or indirect acquisition of precious metal agreements, are financed through equity offerings and the exercise of stock options and warrants. During the three months ended July 31, 2012, the Corporation did not have any equity transactions.

Amounts payable and other liabilities increased to $114,762 at July 31, 2012, compared to $97,233 at April 30, 2012, primarily due to operating expenses incurred during the three months ended July 31, 2012. The Corporation’s cash and cash equivalents as at July 31, 2012, are sufficient to pay these liabilities.

The Corporation has no operating revenues and therefore must utilize its current cash reserves and other financing transactions to maintain its capacity to meet ongoing internal budgetary requirements. See “Trends” above.

As of July 31, 2012, and to the date of this MD&A, substantially all cash resources of the Corporation are held with select Canadian financial institutions.

The Corporation has no debt and its credit and interest rate risk is minimal. Amounts payable and other liabilities are short term and non-interest bearing.

Management estimates the Corporation’s operating expenses are estimated to average approximately $60,000 to $80,000 per month for fiscal 2013. The $60,000 to $80,000 covers legal fees, reporting issuer costs, salaries and benefits, business development costs and general and administrative costs. This does not take into account the transaction with Premier Gold’s wholly-owned subsidiary, Premier Royalty. A budget subsequent to the transaction will be developed at that time.

On November 15, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties, subject to a 2% NSR in certain properties and an aggregate 3% NSR in certain properties, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer. A budget of approximately $3,123,698 was previously proposed to fund the Phase I recommended program on the Blackrock, Argentite, Bellview and Horsethief properties comprising, in part, the Nevada Portfolio properties. If warranted based on the results of Phase I, the Corporation anticipated that it would spend approximately $3,504,022 for completion of the Phase II recommended program on the Blackrock, Argentite, Bellview and Horsethief properties comprising, in part, the Nevada Portfolio properties. As of the date of this MD&A, the exploration program for the Nevada Portfolio has been suspended and the Corporation is in discussions with companies who are interested in purchasing or joint venturing the Nevada projects. The $13.65 million use of proceeds disclosed in the short-form prospectus of the Corporation dated December 13, 2010, related to a prior financing completed by the Corporation, which is available on SEDAR at www.sedar.com, has been modified due to the current market environment. In particular, Bridgeport’s objective has changed to conserving cash to support potential merger and acquisition opportunities, such as the Business Combination. The Corporation intends to spend $350,000 on the Nevada Portfolio to maintain its ownership rights in the projects. The budget is discretionary, subject to change if management decides to scale back operations or accelerate exploration based on the success or failure of future exploration programs.

The Corporation believes it currently has sufficient funds to meet its fiscal 2013 planned expenditures. The Corporation’s working capital of $17,382,708 as of July 31, 2012, is anticipated to be adequate for it to continue operations at the current level for the twelve month period ending July 31, 2013, even if its expected plans discussed above do not materialize and new plans are developed. However, to meet long-term business plans, supporting potential merger and acquisition opportunities, such as the Business Combination is an important component of the Corporation’s financial success.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three Months Ended July 31, 2012
Dated – September 14, 2012

Related Party Transactions

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties). The amounts due to related parties are unsecured, non-interest bearing and due on demand.

The Corporation entered into the following transactions with related parties:

Names	Three months Ended July 31, 2012 $	Three months Ended July 31, 2011 $
Marrelli Support Services Inc.("MSSI") (1)	11,865	13,099
DSA Corporate Services Inc. ("DSA") (2)	4,658	2,665
H.R. Snyder Consultants (3)	9,375	12,500
Total	25,898	28,264

(1)

The Chief Financial Officer ("CFO") of the Corporation is the president of MSSI. Fees relate to accounting services provided by MSSI. These costs are reflected in professional fees in the consolidated statements of loss. As at July 31, 2012, MSSI was owed $25,659 (April 30, 2012 - $25,750) and the amount was included in amounts payable and other liabilities.

(2)

The CFO of the Corporation is an officer of DSA. Fees relate to corporate secretarial services provided by DSA. These costs are reflected in professional fees in the consolidated statements of loss. As at July 31, 2012, DSA was owed $1,320 (April 30, 2012 - $1,300) and the amount was included in amounts payable and other liabilities.

(3)

Fees were paid to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Corporation. H.R. Snyder Consultants is controlled by Hugh Snyder. These costs are reflected in salaries and benefits in the consolidated statements of loss.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three Months Ended July 31, 2012
Dated – September 14, 2012

Remuneration of Directors and key management personnel of the Corporation was as follows:

Three Months Ended July 31, 2012

	Salaries and benefits $	Share based payments $	Total $
Graham Clow, Director and Audit Chair	7,500	4,193	11,693
Shastri M. Ramnath, Director and CEO	226,920	(202,694)	24,226
Wolf Seidler, Director	6,279	(1,402)	4,877
Hugh Snyder, Chairman and Director	nil	(701)	(701)
Carmelo Marrelli, CFO	nil	(280)	(280)
Jon W. North, Director	nil	(701)	(701)
Total	240,699	(201,585)	39,114

Three Months Ended July 31, 2011

Salaries and benefits	Salaries and benefits $	Share based payments $	Total $
Graham Clow, Director and Audit Chair	7,500	19,557	27,057
Shastri M. Ramnath, Director and CEO	50,000	162,160	212,160
Wolf Seidler, Director	6,000	25,715	31,715
Hugh Snyder, Chairman and Director	Nil	24,711	24,711
Carmelo Marrelli, CFO	Nil	1,953	1,953
Jon W. North, Director	Nil	4,882	4,882
Total	63,500	238,978	302,478

Proposed Transaction

On June 28, 2012, the Corporation entered into a non-binding letter of intent that sets forth the basic terms of the Business Combination by Bridgeport of Premier Gold’s wholly-owned subsidiary, Premier Royalty. The letter of intent was replaced by a binding business combination agreement entered into by Premier Gold, Premier Royalty and the Corporation on August 7, 2012.

In addition, in connection with the Business Combination, the common shares of Bridgeport will be consolidated on the basis of one post-consolidation Bridgeport share for every 4 existing Bridgeport shares. The dollar figures and amounts referenced below do give effect to the consolidation. The options and existing warrants of Bridgeport will also be adjusted to reflect the consolidation of Bridgeport shares and the distribution of Bridgeport Warrants.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three Months Ended July 31, 2012
Dated – September 14, 2012

Pursuant to the Business Combination, Bridgeport will issue shares to Premier Gold in such amount as is equal to 60% of the issued and outstanding shares of Bridgeport (prior to giving effect to any convertible securities or instruments). Bridgeport will also issue warrants to its existing shareholders on the basis of 0.375 of a warrant for each common share of Bridgeport held by such shareholders (on a post-consolidation basis). Each whole warrant (a “Bridgeport Warrant”) will be exercisable at a price of $2.00 per post-consolidation Bridgeport share for a period commencing on the date that is six months following the completion of the Business Combination and ending on the date that is four years following completion of the Business Combination, subject to early expiry upon the occurrence of certain events.

Premier Gold has previously provided a bridge loan facility to Premier Royalty in connection with the acquisition by Premier Royalty of certain royalties. In addition to stipulated cash payback provisions, Premier Gold will be granted a one-time right in its sole discretion to convert all or a portion of the bridge loan into units of Bridgeport (at a price of $1.40 per unit, on a post-consolidation basis), each such unit consisting of one post-consolidation common share of Bridgeport and 0.375 of a Bridgeport Warrant. In addition, Premier Gold will receive up to an additional 2.8 million Bridgeport Warrants less the number of Bridgeport Warrants issued to Premier Gold pursuant to the conversion right set out above and an additional 1.4575 million Bridgeport Warrants which shall be exercisable until October 7, 2014. Also, convertible securities of Premier Royalty granted to certain vendors of royalty interests will convert into common shares or warrants of Bridgeport in connection with the Business Combination.

Premier Gold shall have the right to rename Bridgeport and set its new management team upon completion of the Business Combination. Bridgeport shall be entitled to two seats on the resulting Board of Directors.

On July 10, 2012, Premier Gold announced the closing of a private placement (the "Financing") by Premier Royalty, of an aggregate $11,500,000 principal amount of convertible debentures of Premier Royalty, which accrue interest at a rate of 8% per annum. The convertible debentures mature on May 31, 2013 unless, among other things, they are automatically converted as a result of the occurrence of a going public transaction by Premier Royalty, including the closing of the Business Combination. If the Business Combination is completed, the convertible debentures will convert into Bridgeport units at a price of $1.40 per unit. Each unit will consist of one common share of Bridgeport and 0.375 of a Bridgeport Warrant, which warrants will have the same terms as the Bridgeport Warrants discussed above. The proceeds will be used for royalty acquisitions and working capital.

In connection with the Business Combination Agreement, all of the outstanding stock options shall expire on or before the 90th day following the effective date of the Business Combination.

The Business Combination is subject to, among other things, approval of Bridgeport’s shareholders and, regulatory approvals including approval of the TSX. CIBC World Markets Inc. is acting as financial advisor to Premier Gold and Premier Royalty in connection with the Business Combination and PowerOne Capital Markets Limited is acting as financial advisor to Bridgeport in connection with the Business Combination.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three Months Ended July 31, 2012
Dated – September 14, 2012

Critical Accounting Estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event actual results differ from assumptions made, relate to, but are not limited to, the following:

- Assets' carrying values and impairment charges

In the determination of carrying values and impairment charges, management looks at the higher of recoverable amount or fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

- Capitalization of exploration and evaluation costs

Management has determined that exploration and evaluation costs incurred during the year have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits.

- Impairment of exploration properties and deferred exploration expenditures

While assessing whether any indications of impairment exist for interest in exploration properties and deferred exploration expenditures, consideration is given to both external and internal sources of information. Information the Corporation considers includes changes in the market, economic and legal environment in which the Corporation operates that are not within its control that could affect the recoverable amount of exploration and evaluation assets. Internal sources of information include the manner in which exploration and evaluation assets are being used or are expected to be used and indications of expected economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Corporation's exploration properties, costs to sell the properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Corporation's exploration properties.

- Estimation of decommissioning and restoration costs and the timing of expenditure

Management has made the assumption of no material restoration, rehabilitation and environmental provisions, based on the facts and circumstances that existed during the periods presented. Decommissioning, restoration and similar liabilities are estimated based on the Corporation's interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three Months Ended July 31, 2012
Dated – September 14, 2012

- Income taxes and recoverability of potential deferred tax assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Corporation considers whether relevant tax planning opportunities are within the Corporation's control, are feasible, and are within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Corporation from realizing the tax benefits from the deferred tax assets. The Corporation reassesses unrecognized income tax assets at each reporting period.

- Share-based payments

Management determines costs for share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

- Contingencies

Environmental contingencies

The Corporation's activities are subject to environmental regulation (including regular environmental impact assessments and permitting) in each of the jurisdictions in which its mineral properties are located. Such regulations cover a wide variety of matters including, without limitation, prevention of waste, pollution and protection of the environment, labour relations and worker safety. The Corporation may also be subject under such regulations to clean-up costs and liability for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. It is likely that environmental legislation and permitting will evolve in a manner which will require stricter standards and enforcement. This may include increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a higher degree of responsibility for companies, their directors and employees.

The Corporation has not determined and is not aware whether any provision for such costs is required and is unable to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future due to the uncertainty surrounding the form that these laws and regulations may take.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three Months Ended July 31, 2012
Dated – September 14, 2012

Financial Instruments

The Corporation’s financial instruments consist of:

Description	As at	As at
	July 31,	April 30,
	2012	2012
	$	$
Cash and cash equivalents	17,321,073	17,810,583
Available-for-sale investment	16,125	24,250
Amounts receivable	61,638	61,513
Amounts payable and other liabilities	114,762	97,233

The primary goals of the Corporation’s financial risk management policies are to ensure that the outcome of activities involving elements of risk are consistent with the Corporation’s objectives and risk tolerance, while maintaining an appropriate risk/reward balance and protecting the Corporation’s statement of financial position from events that have the potential to materially impair its financial strength. Balancing risk and reward is achieved through: identifying risk appropriately, aligning risk with overall business strategy, diversifying risk, pricing appropriately for risk, mitigation through preventive controls, and transferring risk to third parties.

The long-term corporate objective and strategic plan has expanded to the royalty sector. However, the short-term objective and plan continue to be modified to reflect global economic financial conditions and general market conditions, which will inevitably have an impact on the overall risk assessment of the Corporation. Such modifications include streamlining operational costs and preserving cash to the extent possible.

The Corporation’s exposure to potential loss from financial instruments relates primarily to fair value risk, credit risk, liquidity risk, and market risks including interest rate risk and commodity price risk.

The Corporation's risk exposures and the impact on the Corporation's financial instruments are summarized below:

Credit Risk

The Corporation's credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of cash, high interest savings accounts and certificates of deposit at select Canadian financial institutions, from which management believes the risk of loss to be remote. Financial assets included in amounts receivable consist of goods and services tax and harmonized sales tax due from the Government of Canada and deposits with service providers. Amounts receivable are in good standing as of July 31, 2012. Management believes that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not have sufficient cash resources to meet its financial obligations as they come due. The Corporation’s liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or matters specific to the Corporation. The Corporation generates cash flow primarily from its financing activities. As at July 31, 2012, the Corporation had cash and cash equivalents of $17,321,073 (April 30, 2012 - $17,810,583) to settle current liabilities of $114,762 (April 30, 2012 - $97,233). All of the Corporation's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Corporation regularly evaluates its cash position to ensure preservation and security of capital as well as liquidity. The Corporation’s ability to continually meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders and securing additional financing.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three Months Ended July 31, 2012
Dated – September 14, 2012

Market Risk

a) Interest Rate Risk

The Corporation has cash and cash equivalents and no interest-bearing debt. The Corporation's current policy is to invest excess cash in high interest savings accounts and investment-grade certificates of deposit issued by its Canadian financial institutions. The Corporation periodically monitors the investments it makes and is satisfied with the credit ratings of its Canadian financial institutions. Currently, the Corporation does not hedge against interest rate risk.

b) Foreign Currency Risk

The Corporation's functional and reporting currency is the Canadian dollar and purchases are transacted in Canadian and US dollars. The Corporation funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from select bank accounts held in Canada. The Corporation maintains US dollar bank accounts in Canada and the United Sates. The Corporation is subject to gains and losses from fluctuations in the US dollar against the Canadian dollar. The Corporation had the following significant balances in foreign currencies:

The Corporation had the following significant balances in foreign currencies:

Description	As at	As at
	July 31,	April 30,
	2012	2012
	$	$
United States Dollars
Cash	13,597 (1)	24,862 (1)
Amounts receivable and other assets	15,000 (1)	15,000 (1)
Amounts payable and other liabilities	- (1)	1,958 (1)

Chilean Peso
Amounts receivable and other assets	30,118,500 (2)	30,118,500 (2)

(1) Denoted in United States Dollars: (July 31, 2012 - 1 United States Dollar = 1.0029 Canadian Dollars); and (April 30, 2012 - 1 United States Dollar = 0.9879 Canadian Dollars); and
(2) Denoted in Chilean Pesos: (July 31, 2012 - 1 Chilean Peso = 0.002079 Canadian Dollars); and (April 30, 2012 - 1 Chilean Peso = 0.002039 Canadian Dollars).

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three Months Ended July 31, 2012
Dated – September 14, 2012

c) Price Risk

The Corporation is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Corporation's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Corporation closely monitors commodity prices as they relate to gold and copper, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Corporation. Because the Corporation's mineral properties are in the exploration stage, it does not hedge against commodity price risk.

The Corporation's available-for-sale investment in Gondwana Gold Inc. ("Gondwana") and Orsa are subject to fair value fluctuations arising from changes in the equity and commodity markets.

Sensitivity Analysis

Based on management's knowledge and experience of the financial markets, the Corporation believes the following movements are "reasonably possible" over a three month period:

(i) Cash equivalents are subject to floating interest rates. A 1% change in the interest rates with all other variables held constant would result in a corresponding increase/decrease in interest income of approximately $43,000 based on the balance of cash equivalents at July 31, 2012.

(ii) The Corporation is exposed to foreign currency risk on fluctuations of financial instruments that are denominated in US dollars related to cash balances, amounts receivable and accounts payable and accrued liabilities. As at July 31, 2012, a plus or minus 5% change in the foreign exchange rate with all other variables held constant would decrease/increase the loss for the three months ended July 31, 2012 and the reported equity as at July 31, 2012 by $1,434.

(iii) The Corporation’s available-for-sale investments in the common shares of Gondwana and Orsa are subject to fair value fluctuations. As at July 31, 2012, a plus or minus 10% change in the bid price of the common shares of Gondwana and Orsa with all other variables held constant would decrease/increase the comprehensive loss for the three months ended July 31, 2012, and the reported equity as at July 31, 2012 by $1,613.

Capital Management

The Corporation manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities and pursuit of accretive acquisitions; and
  to maximize shareholder return.

The Corporation monitors its capital structure and actively makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Corporation may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis. The Corporation's ability to continue to carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders and securing additional financing.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three Months Ended July 31, 2012
Dated – September 14, 2012

The Corporation manages capital through its financial and operational forecasting processes. The Corporation reviews its working capital and forecasts its future cash flows based on operating expenditures and other investing and financing activities. The forecast is updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors. The Corporation’s capital management objectives, policies and processes have remained unchanged during the three months ended July 31, 2012.

The Corporation is not subject to any capital requirements imposed by a lending institution.

Outlook

The Corporation plans to conserve cash to support potential merger and acquisition opportunities, such as the Business Combination.

Environmental Contingency

The Corporation’s operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner that means standards are stricter, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Corporation intends to comply fully with all environmental regulations. As of the date of this MD&A, the Corporation does not believe that there are any significant environmental obligations requiring material capital outlays in the immediate future.

Share Capital

As of the date of this MD&A, the Corporation had 50,579,600 issued and outstanding common shares and an aggregate of 27,790,000 warrants outstanding, each entitling the holder to acquire one common share of the Corporation. In addition, the Corporation issued 1,035,000 compensation warrants, with each compensation warrant exercisable to acquire one unit, with each such unit consisting of one common share and one-half of one warrant with each whole warrant exercisable to acquire one additional common share at an exercise price of $1.40 until December 20, 2012. At the date of this MD&A, the Corporation had 4,492,500 stock options outstanding, each entitling the holder to acquire one common share. Therefore, the Corporation had 84,414,600 common shares on a fully diluted basis.

Risks and Uncertainties

An investment in the securities of the Corporation is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Corporation and its financial position. Please refer to the section entitled "Risks and Uncertainties" in the Corporation's annual MD&A dated July 18, 2012, available on SEDAR at www.sedar.com. There have been no significant changes to such risk factors since that date other than as discussed elsewhere in this MD&A.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three Months Ended July 31, 2012
Dated – September 14, 2012

Disclosure Controls

Disclosure controls and processes have been designed to ensure that information required to be disclosed by the Corporation is compiled and reported to Corporation management as appropriate to allow timely decisions regarding required disclosure. The Corporation’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of July 31, 2012, that the Corporation’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Corporation is made known to them by employees and third party consultants working for the Corporation. There have been no significant changes in the Corporation’s disclosure controls and processes during the three months ended July 31, 2012.

It should be noted that while the Corporation’s Chief Executive Officer and Chief Financial Officer believe that the Corporation’s disclosure controls and processes will provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and processes will prevent all errors and frauds. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that its objectives are met.

ICFR (Internal Control Over Financial Reporting)

Management is responsible for certifying the design of the Corporation’s ICFR as required by National Instrument 52-109 – “Certification of Disclosure in Issuers’ Annual and Interim Filings”. ICFR is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. ICFR should include those policies and procedures that establish the following:

  maintenance of records in reasonable detail that accurately and fairly reflect the transactions and dispositions of assets;
  reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;
  receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and
  reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the design of the Corporation’s ICFR as of July 31, 2012, pursuant to the requirements of National Instrument 52-109. The Corporation has designed appropriate ICFR (COSO Framework, as discussed below) for the nature and size of the Corporation’s business, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS except as noted herein.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three Months Ended July 31, 2012
Dated – September 14, 2012

The Corporation uses MSSI, a service organization in Canada, controlled by the Chief Financial Officer of the Corporation, to perform the majority of its financial reporting functions, including the recording of transactions, the reconciliation of accounts and the preparation of the consolidated financial statements. Controlling and monitoring processes performed by MSSI are as important as controlling and monitoring processes performed within the Corporation. Management currently monitors the work performed by MSSI through the review of the consolidated financial statements and other financial information and discussions with the staff of MSSI. Though these monitoring controls do provide some assurance, they lack a sufficient level of precision to ensure that all errors will be prevented or detected.

MSSI has obtained an auditor’s report of controls as at September 30, 2011, that stated the internal control functions that clients of MSSI use are designed and operating effectively. The Corporation’s management has determined that the internal controls at MSSI are designed and operating effectively for Canadian operations. The control framework that MSSI has adopted to design certain functions is the COSO Framework published by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). COSO is recognized the world over for providing guidance on critical aspects of organizational governance, business ethics, internal control, enterprise risk management, fraud, and financial reporting.

Management has determined that the internal controls of the Corporation are designed and operating effectively for the three months ended July 31, 2012. There have been no changes in ICFR during the three months ended July 31, 2012, that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR.

Additional Information

Additional information regarding Bridgeport is available on SEDAR at www.sedar.com.

Subsequent Event

On August 13, 2012, 45,000 stock options of the Corporation expired unexercised.

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